EXHIBIT 23.2
INDEPENDENT AUDITORS’ CONSENT
We consent to the use of our report dated April 27, 2007, with respect to the combined statements of revenues and direct operating expenses of the Anadarko Elk Basin Operations for each of the years in the three-year period ended December 31, 2006, included herein and to the reference to our firm under the heading “Experts” in the prospectus.
These combined statements were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission as described in note 1. The statements are not intended to be a complete presentation of the Anadarko Elk Basin Operations.
/s/ KPMG LLP
Houston, Texas
August 9, 2007